gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

December 13, 2005

Mail Stop 3561

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Snow & Sail Sports, Inc.

Registration Statement Form SB-2/A3

File No.: 333-128526

Dear Mr. Spirgel:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement.  The changes are made in response to staff comments on Pre-Effective Amendment 2.  The paragraph numbers below correspond to the numbered comments in your December 7, 2005 letter of comment.

Audited Financial Statements for the Year Ended December 31, 2004

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Provision for taxes, page F-7

1.

We have revised the Statement of Stockholders’ Equity so that all of the Company’s undistributed earnings and losses that occurred during the period in which it was an S corporation have been reclassified to additional paid-in capital on September 12, 2005, the date of the transition. We have also included an unaudited Statement of Stockholders’ Equity as of September 30, 2005 and the nine months then ended, as well as making the appropriate changes in the footnotes and to the Balance Sheets.

Undertakings

2.

We have inserted the new undertakings that became effective on December 1, 2005.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

December 13, 2005

Re:

Snow & Sail Sports, Inc.

Registration Statement Form SB-2/A3

File No.: 333-128526

Signature Page

3.

The signature page clearly indicates that Mr. Tetreault is signing both in his capacity of Principal Accounting Officer and in his capacity as Chief Financial Officer.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

GBW:hk

Enclosure

cc:

Snow & Sail Sports, Inc.

Mantyla McReynolds, LLC